

20013982

SEC
Mail Processing
Section

AUG 18 2020

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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| SEC FILE NUMBER |
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| 8-23518 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 AND ENDING 06/30/2020
                                  MM/DD/YY              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Veterans Memorial Highway, Suite 210
(No. and Street)

Hauppauge          NY          11788
(City)            (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ilina Stamova                                    212-668-8700
                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS CPA PC
(Name – if individual, state last, first, middle name)

5400 W CEDAR AVE      LAKEWOOD        CO          80226
(Address)              (City)        (State)      (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __William Baker_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Benjamin Securities, Inc._____ , as
of __June 30_____, 20 __20____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                               _____
                                                        Signature

                                                        CCO
                                               _____
                                                        Title

_____
          Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BENJAMIN SECURITIES, INC.**

**FINANCIAL STATEMENTS
AND SUPPLEMENTORY INFORMATION
TOGETHER WITH AUDITOR'S REPORT
AS OF AND FOR THE YEAR ENDED JUNE 30, 2020**

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

## BENJAMIN SECURITIES, INC.
## TABLE OF CONTENTS
## AS OF AND FOR THE YEAR ENDED JUNE 30, 2020

# Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Benjamin Securities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benjamin Securities, Inc. (the "Company") as of June 30, 2020, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Bowman CPA PC

**Certified Public Accountants**

We have served as the Company's auditor since 2020
Lakewood, CO
August 5, 2020

## BENJAMIN SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## AS OF JUNE 30, 2020

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 6,252 |
| Due from clearing brokers | | 117,073 |
| Securities not readily marketable | | 2,516 |
| Other assets | | 13,175 |
| Total assets | $ | 139,016 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities:**

| | | |
|---|---|---:|
| SBA loan payable | $ | 37,100 |
| Accounts payable and accrued expenses | | 51,878 |
| Total liabilities | | 88,978 |

**Stockholder's equity**

| | | |
|---|---|---:|
| Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding | $ | 500 |
| Retained earnings | | 49,538 |
| Total stockholder's equity | | 50,038 |
| Total liabilities and stockholder's equity | $ | 139,016 |

The accompanying notes are an integral part of this statement.

**BENJAMIN SECURITIES, INC.**

**STATEMENT OF INCOME**
**FOR THE YEAR ENDED JUNE 30, 2020**

**Revenue:**

| | | |
|---|---|---|
| Commissions | $ | 257,053 |
| Advisory Fees | | 433,561 |
| Other | | 21,753 |
| Total revenue | | 712,367 |

**Expenses:**

| | |
|---|---|
| Employee compensation and related payroll taxes | 301,454 |
| Exchange fees and dues | 17,102 |
| Commissions and clearance | 83,788 |
| Meals, entertainment and auto | 39,747 |
| Professional fees | 209,468 |
| Data services | 14,237 |
| Rent | 35,533 |
| Telephone | 12,332 |
| Insurance | 6,803 |
| Other | 60,952 |
| Total expenses | 781,416 |
| Net income before Federal Income Tax | (69,049) |
| | |
| Provision for Federal Income Tax | - |
| | |
| Net loss | $ (69,049) |

The accompanying notes are an integral part of this statement.

4

# BENJAMIN SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED JUNE 30, 2020

|  | Common Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| Balances - beginning of year | $ 500 | $ 28,587 | $ 29,087 |
| Stockholder infusions | - | 90,000 | 90,000 |
| Stockholder distributions | - |  | - |
| Net loss | - | (69,049) | (69,049) |
| Balances - end of year | $ 500 | $ 49,538 | $ 50,038 |

The accompanying notes are an integral part of this statement.

**BENJAMIN SECURITIES, INC.**

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED JUNE 30, 2020

| | | |
|---|---:|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (69,049) |
| Changes in assets and liabilities | | |
| Increase in due from clearing brokers | | (1,258) |
| Increase in securities not readily marketable | | (2,514) |
| Increase in other assets | | (712) |
| Increase in SBA loan payable | | 37,100 |
| Decrease in accounts payable and accrued expenses | | (81,153) |
| Net cash provided by operating activities | | (117,586) |
| | | |
| Cash flows from financing activities: | | |
| Infusions from stockholders | | 90,000 |
| Net cash used in financing activities | | 90,000 |
| | | |
| Decrease in cash | | (27,586) |
| | | |
| Cash and cash equivalents - beginning of the year | | 33,838 |
| | | |
| Cash and cash equivalents - end of the year | $ | 6,252 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for: | | |
| Interest and penalties | $ | 6,322 |
| Taxes | $ | 101,282 |

The accompanying notes are an integral part of this statement.

## 1. Organization and Nature of Business

Benjamin Securities, Inc. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades or carry customer accounts. The Company has entered into clearing agreements with unaffiliated registered broker-dealers (the "clearing brokers") that are members of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing brokers are responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

## 2. Significant Accounting Policies
### Basis of accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### Use of estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

### Cash and Cash equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

### Revenue recognition
Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018, to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

## 2. Significant Accounting Policies (continued)

### Revenue recognition (continued)

*Significant Judgement*
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Advisory fees*
Advisory fees are earned for providing general investor-related advice and are earned, in accordance with the terms of their respsective contracts, only when performance obligations have been fully met.

*Commission Revenue and Related Clearing Expenses*
Commissions for brokering securities transaction, and related clearing expenses are recorded when earned, on a trade date basis.

*Other revenue*
Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

*Disaggregation of Revenue*
All of the Company's revenues for the year ended June 30, 2020 have been disaggregated on the Statement of Income.

*Receivables and Contract Balances*
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of June 30, 2020.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of July 1, 2019 and as of June 30, 2020, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2019 and as of June 30, 2020, there were no contract liabilities.

**3. Due from clearing brokers**

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

**4. Income taxes**

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2019, 2018 and 2017 remain open to examination by the major taxing jurisdictions to which the entity is subject.

**5. Recently Issued Accounting Pronouncements**

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company believes the impact of the ASU is minimal due to the nature of the lease.

**6. Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

**7. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio was 1.41 to 1. At June 30, 2020, the Company had net capital of $36,854, which was $31,854 in excess of its required net capital of $5,000.

**SUPPLEMENTARY INFORMATION**

**SCHEDULE I - COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**FOR THE YEAR ENDED JUNE 30, 2020**

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---:|
| Stockholder's equity | $ | 50,038 |
| | | |
| **Deductions: nonallowable assets** | | |
| Securities not readily marketable | | 9 |
| Other assets | | 13,175 |
| Total nonallowable assets | | 13,184 |
| | | |
| **Net capital** | $ | 36,854 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---:|
| Total liabilities and aggregate indebtedness | $ | 51,878 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Computed minimum net capital required (The greater of | $ | 3,459 |
| ($5,000 or 6.6667% of aggregate indebtedness) | | 5,000 |
| | | |
| Minimum net capital required (under SEC Rule 15c3-1) | $ | 5,000 |
| | | |
| **Excess of net capital** | $ | 31,854 |
| | | |
| **Percentage of aggregate indebtedness to net capital** | | 140.77% |

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of net capital and the
corresponding computation prepared by the Company and included in its unaudited Part IIA
FOCUS Report as of June 30, 2020.

**SCHEDULES II AND III**
**FOR THE YEAR ENDED JUNE 30, 2020**

**SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
  **UNDER RULE 15C3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

**SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS**
  **UNDER RULE 15C3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

See Report of Independent Registered Public Accounting Firm

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

**The Board of Directors of Benjamin Securities, Inc.**

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Benjamin Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Benjamin CPA PC

**Certified Public Accountants**
Lakewood, Colorado
August 5, 2020

## BENJAMIN SECURITIES, INC.
## EXEMPTION REPORT
## FOR THE YEAR ENDED JUNE 30, 2020

Benjamin Securities, Inc. (the "Company") asserts, to its best knowledge and belief, the following:

(1) The Company claims an exemption from 240. 15c3-3 under section (k)(2)(ii).

(2) The Company met such exemption provisions in 240. 15c3-3 (k)(2)(ii) throughout the
most recent fiscal year without exception.

Signature

Title

_President_